FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 31, 2007

ZAB Resources Inc.

(formerly “Bronx Ventures Inc.”)

Filer# 0-16353

Suite 100, 1255 West Pender Street

Vancouver, British Columbia

Canada V6E 2V1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

▪

 EXHIBITS

Exhibit 99.1

Material Change Report dated December 28, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zab Resources Inc.

By: “Bedo H. Kalpakian”

(Signature)

President & Director

Date: December 31, 2007

Exhibit 99.1 Zab_Form 6K December 31 2007

Form 51-102F3

Material Change Report

.

1.

Name and Address of Company

ZAB RESOURCES INC.

(formerly Bronx Ventures Inc.)

#100 – 1255 West Pender Street

Vancouver, B.C.  V6E 2V1

2.

Date of Material Change

December 24 and 28, 2007

3.

News Release

News releases were issued on December 24 and 28, 2007 and disseminated via Stock Watch and Bay Street News pursuant to section 7.1 of National Instrument 51–102.

4.

Summary of Material Change

The Company announced on December 24, 2007 and closed on December 28, 2007 a Non-Brokered Private Placement Financing totaling 600,000 Units in the capital of the Company at the price of US $0.05 per Unit for total proceeds to the Company of US $30,000.

5.

Full Description of Material Change

Zab Resources Inc. (hereinafter referred to as the “Company” or “Zab”) wishes to announce that  further to the Company’s News Release dated December 24, 2007, the Company has closed the non-brokered Private Placement Financing and has issued a total of  600,000 Units in the securities of the Company at the price of US $0.05 per Unit for total proceeds to the Company of US $30,000.   Each Unit consists of one common share in the capital of the Company and one warrant to purchase an additional common share in the capital of the Company at a purchase price of US $0.10 per common share for a period of twelve months.  The shares and warrants have a hold period expiring at midnight on April 28, 2008.

In respect to this transaction, finders’ fee totaling 10% of gross proceeds has been paid in cash to an arm’s length party.

For more information on the Company, please contact us at (604) 681-1519 ext 6106.  In addition, please visit the Company’s Website at www.ZABRESOURCES.com or the CNQ’s website at the following direct link http://www.cnq.ca/Page.asp?PageID=122&ContentID=1543

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

Mr. Bedo H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-1519.

9.

 Date of Report

This report is dated the 28th day of December, 2007.